Mail Stop 4561

July 28, 2008

VIA U.S. MAIL AND FAX (301) 560-6318

Brian Sorrentino
Chief Executive Officer
Syndication, Inc.
1250 24th Street, NW
Suite 300
Washington, DC 20037

> **Re:** **Syndication, Inc.**
> **Form 10-KSB for Fiscal Year Ended**
> **December 31, 2006**
> **Filed April 24, 2007**
> **File No. 000-29701**

Dear Mr. Sorrentino:

We have reviewed your response letter dated May 28, 2008 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2006

Financial Statements

Notes to the Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies

o. Debt Discount Costs, page F-17

1.   We note your response to our prior comment one and your supplemental schedule
      provided on June 6, 2008. We are unclear how your calculation is consistent with
      the effective interest rate method. Please advise or revise your supplemental
      schedule.

*   *   *   *

        Please respond to this comment within 10 business days or tell us when you will
provide us with a response. Please submit your response letter on EDGAR. You may
contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202)
551-3629 if you have questions.

                                            Sincerely,

                                            Kevin Woody
                                            Branch Chief